September 10, 2007

VIA EDGAR AND FAX

Mr. Mark Kronforst
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Activision, Inc. (File No. 1-15839)

Form 10-K for the Fiscal Year Ended March 31, 2007
Filed June 14, 2007

Form 10-K/A for the Fiscal Year Ended March 31, 2006
Filed May 25, 2007

Dear Mr. Kronforst:

This letter is submitted on behalf of Activision, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated August 8, 2007 (the “Comment Letter”).

For reference purposes, portions of the text of the Comment Letter have been reproduced herein with the Company’s response below each numbered comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filing noted above.

Form 10-K/A Filed for the Fiscal Year Ended March 31, 2006

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements, pages F-16 to F-30

STAFF COMMENT

1.                                       Tell us why you have not disclosed, for each annual period preceding the periods presented, the information required by paragraph 45.c.2 of SFAS 123.  See the ninth bullet of the Sample Letter issued by the Chief Accountant of the Division of Corporation Finance at  http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.

COMPANY RESPONSE

The disclosure requirements of paragraph 45.c.2 of SFAS 123, as referenced in the ninth bullet of the Sample Letter issued by the Chief Accountant of the Division of Corporation Finance, require the disclosure of the total amounts of stock-based employee compensation expense incurred, net of related tax effects, for the periods prior to the most recent three year period.  For the Company, this equals the restated stock-based employee compensation expense, net of related tax effects.  Please note that in the Company’s Form 10-K/A for the Fiscal Year Ended March 31, 2006, at the bottom of F-18, in the “Impact” section, last paragraph and second to last sentence, the Company noted: “There was no previously recorded stock-based compensation expense under APB No. 25, during the periods from fiscal 1994 to 2003, other than the amounts now recorded under this restatement.”  Our tables on F-19 present the restated compensation amounts recorded by year from fiscal year 1994 to 2003.  We believe this appropriately addresses the disclosure requirement.

Form 10-K Filed for the Fiscal Year Ended March 31, 2007

Item 1. Business

Emerging Technologies, page 9

STAFF COMMENT

2.                                       We note on page 9 that you derive revenue from in-game advertising.  You indicate that you are developing and expanding on dynamic ad serving technology and will continue to focus on attracting third parties to advertise in your video games. Tell us how you are accounting for this in-game advertising and refer to the relevant accounting literature.

COMPANY RESPONSE

Our in-game advertising revenue through the period ending June 30, 2007 has been derived entirely from fixed product placements, which represent advertising  materials (e.g., an image of the advertiser’s logo or branded product) that are permanently imbedded in a product during its development and cannot be changed subsequent to a product’s commercial release. Revenue from fixed product placements is recorded once the game has been developed with the advertising materials incorporated and the game has been launched, consistent with any contractual obligations.  Dynamic advertising serving technology is still an emerging area for the Company that we expect to explore over time as this technology continues to develop, and we do not currently offer this type of advertising.  In the emerging dynamic advertising model, advertising materials placed in our products may be changed and otherwise modified using broadband internet connections.    We would expect to record revenue derived from dynamic advertising serving over the specific service periods, consistent with the terms of any contractual agreements.  We evaluate the recognition of revenue for advertising based on the criteria set forth in Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, pages F-10 to F-11

STAFF COMMENT

3.                                       We note that your most recent quarterly report indicates that the online functionality of your software is perceived to be of only incidental value to the software product and is an insignificant deliverable.  Please explain to us, in detail, how you evaluate the significance of these online features in your game titles.  In addition to describing your evaluation procedures, specifically address the following as it pertains to your Call of Duty titles for the Xbox 360 (and/or other titles that you deem appropriate for illustrative purposes):

•                  Tell us whether the “multiplayer” functionality was considered significant for the success of these games.  It appears to us that “first-person shooter” games such as these that lacked multiplayer would have competed unfavorably with other games in the genre that offered the functionality.  This appears to be supported by the significant attention devoted to multiplayer in both previews and reviews of such games published by the various media outlets targeting gamers (e.g., G4 TV, IGN.com, Gamespot.com, 1up.com, etc.);

•                  Tell us whether you marketed the online functionality of these games and to what extent.  Your response should address any significant print, broadcast or internet advertising.  In addition, describe the content of any interviews given to media outlets targeting gamers and describe the extent of your involvement in any online tournaments involving Call of Duty titles; and

•                  Tell us whether you have access to any statistics that would indicate the percentage of Call of Duty customers that used the multiplayer functionality.  In this regard, we note that the Call of Duty titles’ multiplayer appears to have been very popular in terms of the “most played” rankings for Xbox Live.

COMPANY RESPONSE

The growth of high-speed internet access and the integration of network connectivity into new generation game consoles may over time increase the demand for games with online-enabled features. To date, some of our products, like Call of Duty, provide the ability to be connected to and played via the internet. However to date, our products have not required an internet connection for use, and our packaging specifically states that “Activision makes no guarantees regarding the availability of online play, and may modify or discontinue online service in its discretion without notice, including, for example, ceasing online service for economic reasons due to a limited number of players continuing to make use of the service over time.”

Our products for the Microsoft Xbox 360, such as Call of Duty 3, are developed to be compatible with the Microsoft on-line environment.  The Company has no continuing involvement in hosting, maintaining, or servicing the “Xbox Live” environment.  The Company has satisfied all obligations related to the game’s on-line play at the initial sale of the game, and has recognized revenue upon the delivery of the product to the customer in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition.”

The Company evaluates the significance of features in games on an ongoing basis using consumer research data.  For example, for the Company’s recent Call of Duty 3 title our research shows that the war setting, the graphics, the realism, and the combat action have been the primary features contributing to the success of the game.  This game was promoted using marketing communications such as TV, print, and online advertising that focused on these features.

With regard to your question regarding Call of Duty online tournaments, while online tournaments have been organized by independent third parties, the Company has only provided cash or product prizes for participants, and has not organized or hosted any online tournaments to date.

Regarding your question about our access to online user statistics, since the launch of Call of Duty 3 on Xbox Live, according to monthly data we have been provided by Microsoft, multiplayer users appear to represent less than 10% of the total product sold through to consumers.  For the Company’s other recent Xbox 360 titles with multiplayer capability it appears to be less than 5%. For other console platforms, online functionality is even less of a consumer focus, and accordingly there are no comparable published statistics available at this time.

Overall, online play functionality is still an emerging area. As we move forward, we plan to monitor this developing functionality and its significance for consumers and our assessment of our obligation with respect to this functionality may change in the future.

STAFF COMMENT

4.                                       Describe to us the nature of any software updates that are provided to your customers via download and indicate whether you consider such downloads to be PCS.  Provide a specific example to illustrate.

COMPANY RESPONSE

Currently, software updates to our customers via downloads are limited to bug fixes to ensure a game is performing in accordance with published specifications and are accounted for as a product warranty pursuant to the guidance in FAS 5, “Accounting for Contingencies.” There is no activity that would constitute Postcontract Customer Support (PCS) under SOP 97-2. We do offer follow-on content to customers via downloads, such as maps for the Call of Duty title or new songs for the Guitar Hero game, that are separately provided to customers for a fee. Revenue is recognized for these sales when the content is delivered to the consumer.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238  or George Rose, Esq., our Sr. Vice President and General Counsel, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc.
(Principal Financial and Accounting Officer of Activision, Inc.)

cc:                                 Robert A. Kotick
Brian G. Kelly
Michael Griffith
George Rose, Esq.
Marc Thomas (SEC, Division of Corporate Finance)
Rob Helmholz (PricewaterhouseCoopers LLP)
Rod Howard, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)